SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Larimar Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

517125100

(CUSIP Number)

David Clark

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Todd J. Emmerman, Esq.

Brown Rudnick LLP

7 Times Square

New York, NY 10036

(212) 209-4888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,837
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,837
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,837 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,837 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,837 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Comprised of shares held by Deerfield Private Design Fund III, L.P. Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,850 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,850 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,850 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(2)	Comprised of shares held by Deerfield Healthcare Innovations Fund, L.P. Deerfield Mgmt HIF, L.P. is the general partner of Deerfield Healthcare Innovations Fund, L.P.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,714,852 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,714,852 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,852 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(3)	Comprised of shares held by Deerfield Private Design Fund IV, L.P. Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,144,539 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,144,539 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,144,539 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.50%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(4)	Comprised of shares held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P. Deerfield Management Company, L.P. is the investment manager of Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P.

CUSIP No. 517125100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,144,539 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,144,539 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,144,539 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.50%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Mgmt HIF, L.P. and Deerfield Management Company, L.P.

CUSIP No. 517125100

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on June 8, 2020 by (i) Deerfield Private Design Fund III, L.P., (ii) Deerfield Healthcare Innovations Fund, L.P., (iii) Deerfield Private Design Fund IV, L.P., (iv) Deerfield Mgmt III, L.P., (v) Deerfield Mgmt HIF, L.P., (vi) Deerfield Mgmt IV, L.P., (vii) Deerfield Management Company, L.P. and (viii) James E. Flynn, a natural person (collectively, the “Reporting Persons”), with respect to the common stock of Larimar Therapeutics, Inc. Deerfield Private Design Fund III, L.P., Deerfield Healthcare Innovations Fund, L.P. and Deerfield Private Design Fund IV, L.P are collectively referred to herein as the “Funds”.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Prior to the May 28, 2020 merger of the Company’s wholly-owned subsidiary with Chondrial Therapeutics, Inc. (“Chondrial” and such merger, the “Merger”), the Funds had participated in several rounds of equity financings involving Chondrial's parent company, Chondrial Therapeutics Holdings, LLC (“Holdings”). Specifically: Deerfield Private Design Fund III, L.P. acquired 558,265 Series A Preferred Units of Holdings, 635 Bridge Units of Holdings and 481 Series B Bridge Units of Holdings, for an aggregate purchase price of $16,745,300; Deerfield Healthcare Innovations Fund, L.P. acquired 558,266 Series A Preferred Units of Holdings, 635 Bridge Units of Holdings and 481 Series B Bridge Units of Holdings, for an aggregate purchase price of $16,745,320; and Deerfield Private Design Fund IV, L.P. acquired 558,268 Series A Preferred Units of Holdings, 635 Bridge Units of Holdings and 481 Series B Bridge Units of Holdings, for an aggregate purchase price of $16,745,360. In each case, the working capital of the Funds was used to purchase such securities of Holdings.

On June 26, 2020, Holdings distributed to its members all shares of Common Stock received by Holdings in the Merger, with the following number of shares of Common Stock being distributed to the Funds:

Deerfield Private Design Fund III, L.P.	1,714,837
Deerfield Healthcare Innovations Fund, L.P.	1,714,850
Deerfield Private Design Fund IV, L.P.	1,714,852

These shares of Common Stock beneficially owned by the Reporting Persons may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts to the extent that the purchase price of any future purchases of Common Stock are obtained through margin borrowing.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

For the purpose of calculating the percent of class, the Company’s issued and outstanding shares of Common Stock was 15,356,206 shares of Common Stock, as of June 26, 2020.

(a)

	(1)	Deerfield Private Design Fund III, L.P.

		Number of shares:	1,714,837
		Percentage of shares:	11.17%

	(2)	Deerfield Healthcare Innovations Fund, L.P.

		Number of shares:	1,714,850
		Percentage of shares:	11.17%

	(3)	Deerfield Private Design Fund IV, L.P.

		Number of shares:	1,714,852
		Percentage of shares:	11.17%

	(4)	Deerfield Mgmt III, L.P.

		Number of shares:	1,714,837 (comprised of shares held by Deerfield Private Design Fund III, L.P.)
		Percentage of shares:	11.17%

	(5)	Deerfield Mgmt HIF, L.P.

		Number of shares:	1,714,850 (comprised of shares held by Deerfield Healthcare Innovations Fund, L.P.)
		Percentage of shares:	11.17%

	(6)	Deerfield Mgmt IV, L.P.

		Number of shares:	1,714,852 (comprised of shares held by Deerfield Private Design Fund IV, L.P.)
		Percentage of shares:	11.17%

	(7)	Deerfield Management Company, L.P.

		Number of shares:	5,144,539 (comprised of shares held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P.)
		Percentage of shares:	33.50%

	(8)	James E. Flynn

		Number of shares:	5,144,539 (comprised of shares held by Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P.)
		Percentage of shares:	33.50%

(b)

	(1)	Deerfield Private Design Fund III, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,837
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,837

	(2)	Deerfield Healthcare Innovations Fund, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,850
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,850

	(3)	Deerfield Private Design Fund IV, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,852
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,852

	(4)	Deerfield Mgmt III, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,837
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,837

(5)	Deerfield Mgmt HIF, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,850
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,850

(6)	Deerfield Mgmt IV, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,714,852
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,714,852

(7)	Deerfield Management Company, L.P.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,144,539
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,144,539

(8)	James E. Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,144,539
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,144,539

Deerfield Mgmt III, L.P. is the general partner of Deerfield Private Design Fund III, L.P.

Deerfield Mgmt IV, L.P. is the general partner of Deerfield Private Design Fund IV, L.P.

Deerfield Mgmt HIF, L.P. is the general partner of Deerfield Healthcare Innovations Fund, L.P.

Deerfield Management Company, L.P. is the investment manager of each of Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P. and Deerfield Healthcare Innovations Fund, L.P.

James E. Flynn is the managing member of the general partner of each of Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Mgmt HIF, L.P. and Deerfield Management Company, L.P.

Following the distribution by Holdings, each Reporting Person ceased to be a member of a “group” that may have existed for purposes of the Securities Exchange Act of 1934 with Holdings.

(c) Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

CUSIP No. 517125100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2020

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.
By:	Deerfield Mgmt HIF, L.P., General Partner
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By:	Deerfield Mgmt IV, L.P., General Partner
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.
By:	J.E. Flynn Capital HIF, LLC, General Partner

By:	/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

DEERFIELD MGMT IV, L.P.
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact